EXHIBIT 12

COMPUTATION RATIO OF EARNINGS TO FIXED CHARGES

Unit Corporation

Ratio of Earnings to Fixed Charges

The table below sets forth the ratios of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated. The ratios have been computed using the amounts for the Company and, its consolidated subsidiaries. Earnings available for fixed charges represent earnings from continuing operations before income taxes and fixed charges less income from investments accounted for by the equity method. Fixed charges represent interest incurred and guaranteed plus that portion of rental expense deemed to be the equivalent of interest.

	Nine Months Ended September 30,				Year Ended December 31,
(dollars in thousands)	2012		2011		2011		2010		2009	2008		2007
Income (loss) from continuing operations before income taxes	$130,850		$234,481		$319,002		$237,221		$(87,726)	$225,579		$413,411
Interest expense	11,301		2,078		4,167		—		539	1,304		6,362
Amortization of capitalized interest	1,778		1,288		1,833		1,573		1,200	821		447
Amortization of bond discount	154		—		—		—		—	—		—

Earnings	$144,083		$237,847		$325,002		$238,794		$(85,987)	$227,704		$420,220

Fixed charges(1):
Interest expense	$11,301		$2,078		$4,167		$—		$539	$1,304		$6,362
Capitalized interest	9,312		8,707		11,478		4,526		5,071	6,035		4,582
Amortization of bond discount	154		—		—		—		—	—		—

Total fixed charges	$20,767		$10,785		$15,645		$4,526		$5,610	$7,339		$10,944

Ratio of earnings to fixed charges(2)	6.9	x	22.1	x	20.8	x	52.8	x	— (3)	31.0	x	38.4	x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K of the Securities Act.
(2)	There were no shares of preferred stock outstanding during any of the time periods indicated in the table.
(3)	Earnings for the year ended December 31, 2009 were insufficient to cover fixed charges by $87.7 million due to non-cash ceiling test write, down of $281.2 million pre-tax ($175.1 million, net of tax) during the quarter ended March 31, 2009.